UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 26, 2013

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report contains a copy of the press release entitled “Textainer Completes $170 Million Revolving Credit Facility for TAP Subsidiary,” dated April 26, 2013.

Exhibit

1.	Press Release dated April 26, 2013.

Exhibit 1

TEXTAINER COMPLETES $170 MILLION

REVOLVING CREDIT FACILITY FOR TAP SUBSIDIARY

HAMILTON, Bermuda, April 26, 2013 (BUSINESS WIRE) — Textainer Group Holdings Limited (NYSE:TGH) (“Textainer” or the “Company”), the world’s largest lessor of intermodal containers based on fleet size, today announced that TAP Funding Ltd. (“TAP”), a 50.1% owned subsidiary of the Company, entered into a $170 million, three-year revolving credit facility with a group of financial institutions led by ABN AMRO Capital USA LLC, and including ING Belgium NV/SA, Sovereign Bank, N.A. and, Union Bank, N.A. ABN AMRO Capital USA LLC will serve as Administrative Agent for the facility. The interest rate under the credit agreement is 200 basis points over the London Interbank Offered Rate (“LIBOR”). The proceeds from borrowings under the credit agreement are expected to be used to purchase containers and for general corporate purposes. The facility also includes a $55 million accordion feature, which TAP may elect to utilize and increase the size of the facility.

The facility represents the replacement and expansion of an existing three-year, $120 million revolving credit facility which had an interest rate of 375 basis points over LIBOR. The prior credit agreement remained outstanding following the Company’s acquisition of TAP in December 2012.

“This new bank facility, with its attractive lower cost of funds and improved terms, will provide additional liquidity enabling Textainer to continue to meet our customers’ container leasing needs at attractive terms,” said Philip K. Brewer, Textainer President and Chief Executive Officer.

“In addition to the savings from the significantly reduced interest rate in this facility, we are currently reviewing our other debt facilities for ways to save on financing costs,” added Mr. Brewer.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts, and include, but are not limited to, the expected use of proceeds from the borrowings under the credit facility and expectations for savings from reduced financing costs. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results.

The Company’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. The Company is under no obligation to modify or update any or all of the statements it has made in this press release despite any subsequent changes that the Company may make in its views, estimates, plans or outlook for the future.

About Textainer Group Holdings Limited

Textainer Group Holdings Limited has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size. As of the most recent quarter end, Textainer had more than 1.9 million containers, representing more than 2.8 million TEU, in its owned and managed fleet. Textainer leases dry freight, dry freight specialized, and refrigerated containers. Textainer is one of the largest purchasers of new containers as well as one of the largest sellers of used containers. Textainer leases containers to approximately 400 shipping lines and other lessees and sells containers to more than 1,100 customers worldwide and provides services worldwide via a network of regional and area offices, as well as independent depots. More information is available on the Company’s website at http://investor.textainer.com

Contact:

Textainer Group Holdings Limited

Hilliard C. Terry, III

Executive Vice President and Chief Financial Officer

Phone: +1 (415) 658-8214

Email: ir@textainer.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2013

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer

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